Denham Sustainable Performance Acquisition Corp.

c/o Denham Capital Management LP

700 Louisiana Street, Suite 3700

Houston, Texas 77002

March 14, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Denham Sustainable Performance Acquisition Corp.

Request to Withdraw Registration Statement on Form S-1

File No. 333-253960

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Denham Sustainable Performance Acquisition Corp., a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 5, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Jordan Marye, Chief Executive Officer at c/o Denham Capital Management LP, 700 Louisiana Street, Suite 3700, Houston, Texas 77002, with a copy to David Sakowitz, Winston & Strawn LLP, 200 Park Avenue, New York, New York 10166.

Please do not hesitate to contact David Sakowitz at (212) 294-2639 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

By:	/s/ Jordan Marye
Name:	Jordan Marye
Title:	Chief Executive Officer and Director

cc: David Sakowitz, Winston & Strawn LLP